Exhibit 99.1

News Release

Reed Elsevier Capital Inc.

23 October 2012

Reed Elsevier announces pricing of private exchange offers

Reed Elsevier Capital Inc., a wholly-owned US subsidiary of Reed Elsevier Group plc, today announced the pricing of its previously announced private offers to exchange its outstanding 7.750% Notes due 2014 (the “2014 Notes”) and its outstanding 8.625% Notes due 2019 (the “2019 Notes” and, together with the 2014 Notes, the “Old Notes”) for up to $600m aggregate principal amount of its 3.125% notes due 2022 (the “New Notes”) and cash (the “Private Exchange Offers”). The New Notes are unsecured senior obligations of Reed Elsevier Capital Inc. and are fully and unconditionally guaranteed (the “Guarantees”) jointly and severally by Reed Elsevier PLC and Reed Elsevier NV (the “Guarantors”). The Private Exchange Offers are being made upon the terms and subject to the conditions set forth in the confidential offering memorandum dated October 9, 2012 as supplemented (the “Exchange Offer Memorandum”), which is available exclusively to Eligible Holders (as defined below).

Pursuant to the terms of the Private Exchange Offers, the Dealer Managers (as defined in the Exchange Offer Memorandum) have determined the New Notes component of the 2014 Notes Total Consideration, the 2019 Notes Exchange Ratio, the 2019 Notes Total Consideration and the 2019 Notes Exchange Consideration, using a yield equal to the sum of: (i) the bid-side yield on the 1.625% U.S. Treasury Security due 2022, plus (ii) a fixed spread of 150 basis points (in the case of the New Notes) and a fixed spread of 80 basis points (in the case of the 2019 Notes). The yield to maturity of the U.S. Treasury Security is based on the bid-side price as indicated on the specified page of the Bloomberg Screen at 2:00 p.m., New York City time, October 22, 2012.

On the basis of such determinations:

The total consideration (the “2014 Notes Total Consideration”) per $1,000 principal amount of 2014 Notes tendered prior to 5:00 p.m., New York City time, on October 22, 2012 (the “Early Participation Date”) and accepted for exchange is $1,086, comprised of $563.91 principal amount of New Notes having a value (as stated in the Exchange Offer Memorandum) of $556, plus $530 of cash.

The total consideration (the “2019 Notes Total Consideration”) per $1,000 principal amount of 2019 Notes tendered prior to 5:00 p.m., New York City time, on the Early Participation Date and accepted for exchange is $1,342.93, comprised of $1,209.86 principal amount of New Notes having a value (determined in accordance with the Exchange Offer Memorandum) of $1,192.93, plus $150 in cash.

Eligible Holders whose Old Notes are tendered after the Early Participation Date and prior to midnight, New York City time, on November 5, 2012 (the “Expiration Date”) and whose Old Notes are accepted for exchange will receive:

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consideration for each $1,000 principal amount of 2014 Notes accepted for exchange of $1,036 (the “2014 Notes Exchange Consideration”), comprised of $563.89 principal amount of New Notes having a value (as stated in the Exchange Offer Memorandum) of $556, plus $480 in cash; and

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consideration for each $1,000 principal amount of 2019 Notes accepted for exchange of $1,292.93 (the “2019 Notes Exchange Consideration”), comprised of $1,209.86 principal amount of New Notes having a value (determined in accordance with the Exchange Offer Memorandum) of $1,192.93, plus $100 in cash.

Eligible Holders whose Old Notes are accepted in the Private Exchange Offers will receive payment in cash of the accrued and unpaid interest in respect of such Old Notes from the last interest payment date for such Old Notes to, but not including, the applicable Settlement Date (as defined in the Exchange Offer Memorandum), less the amount of accrued and unpaid interest on the New Notes issued to such holders on such Settlement Date. The New Notes issued in the Private Exchange Offers will be issued with accrued interest from October 16, 2012.

The New Notes issued in the Private Exchange Offers will comprise part of the same series as, and will be fungible for U.S. federal income tax purposes with, the $250m principal amount of New Notes that Reed Elsevier issued on October 16, 2012 in a private cash offering (the “Original Notes”).

Consummation of each Private Exchange Offer is conditioned upon the satisfaction or, where permitted, waiver of the conditions described in the Exchange Offer Memorandum, including the unwaivable condition that the New Notes issuable on the Early Settlement Date, the New Notes issuable on the Final Settlement Date and the Original Notes are fungible for U.S. federal income tax purposes with each other. The Private Exchange Offers are not conditioned upon the valid tender of any minimum principal amount of Old Notes or the issuance of any minimum principal amount of New Notes pursuant to the Private Exchange Offers.

The New Notes and the Guarantees have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or any state or other securities laws and are being offered and sold only (i) in the United States, to “qualified institutional buyers” as defined in, and in reliance on, Rule 144A under the Securities Act (“QIBs”) and (ii) outside the United States, to persons who are not “U.S. persons,” in reliance on Regulation S under the Securities Act (“Regulation S”), and who are “non-U.S. qualified offerees” (as defined in the Eligibility Letter referred to below). Investors that have returned a certification letter to us that they are eligible to participate in the Private Exchange Offers (the “Eligibility Letter”) are referred to herein as “Eligible Holders.” The New Notes are subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act or pursuant to an exemption therefrom and in compliance with other applicable securities laws.

The complete terms and conditions of the Private Exchange Offers are set forth in the Exchange Offer Memorandum. Documents relating to the Private Exchange Offers will only be distributed to holders of Old Notes who complete and return the Eligibility Letter confirming that they are Eligible Holders for the purposes of the Private Exchange Offers. Noteholders who desire a copy of the Eligibility Letter should contact D.F. King & Co., Inc., the information agent for the Private Exchange Offers, at (800) 488-8095 (U.S. toll-free) or (212) 269-5550 (outside the U.S.).

This press release is neither an offer to sell nor a solicitation of an offer to buy any securities in the United States or elsewhere. The securities have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act. The Private Exchange Offers are made only by, and pursuant to, the terms set forth in the Exchange Offer Memorandum. The Private Exchange Offers are not being made to persons in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

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Enquiries

Colin Tennant (Investors)

Tel : +44 20 7166 5751

Paul Abrahams (Media)

Tel : +44 20 7166 5724

Notes to editors

About Reed Elsevier

Reed Elsevier Group plc is a world leading provider of professional information solutions to the science, medical, legal, risk management, and business to business sectors. Reed Elsevier Group plc is owned equally by two parent companies, Reed Elsevier PLC and Reed Elsevier NV. Their shares are traded on the London, Amsterdam and New York Stock Exchanges using the following ticker symbols: London: REL; Amsterdam: REN; New York: RUK and ENL. Reed Elsevier Capital Inc. is a wholly-owned indirect subsidiary of Reed Elsevier Group plc whose sole business is related to the issuance and payment of securities which are guaranteed by Reed Elsevier PLC and Reed Elsevier NV.